SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                         ________________________


                               SCHEDULE 13G

          Information Statement pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)


                     Trega Biosciences, Inc.
_________________________________________________________________
                             (Name of Issuer)


                   Common Stock, $.001 par value
_________________________________________________________________
                      (Title of Class of Securities)



                          0008946991
_________________________________________________________________
                              (CUSIP Number)













                         ________________________

CUSIP No. 0008946991                                      Page 2 of 6 Pages

_________________________________________________________________
1)   Name of Reporting Person                 Biotechnology
     S.S. or I.R.S. Identification            Investments
     No. of Above Person                      Limited
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Guernsey,
     of Organization                          Channel Islands
_________________________________________________________________
Number of                5)   Sole Voting    1,486,831 shares of
Shares Beneficially      Power               Common Stock, $.001
Owned by Each                                par value ("Common
Reporting Person                             Stock")
                         ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-  1,486,831 shares of
                              tive Power     Common Stock
                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           1,486,831 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                          10.8%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  CO

CUSIP No. 0008946991                                      Page 3 of 6 Pages

                      Amendment No. 1 to Schedule 13G
                      _______________________________

          Reference is hereby made to the statement on Schedule 13G originally filed in February 1997 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

          The Schedule 13G is hereby amended as follows:

Item 1(a) -    Name of Issuer:  Trega Biosciences, Inc. (formerly Houghten
               Pharmaceuticals, Inc.)

Item 2(d) -    Title of Class of Securities:

               Common Stock, $.001 par value ("Common Stock")

Item 2(e) -    CUSIP Number:  0008946991

Item 4 -       Ownership.

          (a)  Amount Beneficially Owned:

               1,486,831 shares of Common Stock

          (b)  Percent of Class:

               10.8%

          (c)  Number of shares as to which such person has:

               (i)       sole power to vote or to direct the vote:
                         1,486,831 shares

               (ii)      shared power to vote or to direct the vote:  -0-

               (iii) sole power to dispose or to direct the disposition of: 1,486,831 shares

               (iv) shared power to dispose or to direct the disposition of: -0-

CUSIP No. 0008946991                                      Page 4 of 6 Pages


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BIOTECHNOLOGY INVESTMENTS LIMITED
                              By:  Old Court Limited


                              By /s/ Kathleen K. Schoemaker
                              ______________________________
                                  Attorney-in-Fact


Date: February 2, 1998

CUSIP No. 0008946991                                      Page 5 of 6 Pages

                             OLD COURT LIMITED
             P.O. Box 58, St. Julian's Court, St. Peter Port,
                     Guernsey, Channel Islands GYI 3BP

Our Ref: PF/domain/POA226

 28  January 1998
____

Domain Associates
One Palmer Square
Princeton, New Jersey  08542
USA

Dear Sirs

BIOTECHNOLOGY INVESTMENTS LIMITED

We, Old Court Limited hereby authorise you to execute on behalf of Old Court Limited a Schedule 13G to be filed with the Securities and Exchange Commission regarding Biotechnology Investments Limited's holdings of Trega Biosciences, Inc.

Yours very truly
per pro Old Court Limited

/s/ J.J. Nicolle                         /s/ S.E. Shaw
______________________                  ___________________
J.J. Nicolle, Director                  S.E. Shaw, Director

We confirm that we have authorised Old Court Limited to grant the above Power of Attorney.

Yours very truly
per pro Biotechnology Investments Limited

 /s/ P.A.S. Firth
__________________________________
P.A.S. Firth, Authorised Signatory

CUSIP No. 0008946991                                      Page 6 of 6 Pages


                             OLD COURT LIMITED
             P.O. Box 58, St. Julian's Court, St. Peter Port,
                     Guernsey, Channel Islands GYI 3BP

Our Ref: PF/domain/POA81

 28  January 1998
____

Domain Associates
One Palmer Square
Princeton, New Jersey  08542
USA

Dear Sirs

BIOTECHNOLOGY INVESTMENTS LIMITED

We, NM Rothschild & Sons (C.I.) Limited hereby authorise you to execute on behalf of NM Rothschild & Sons (C.I.) Limited a Schedule 13G to be filed with the Securities and Exchange Commission regarding Biotechnology Investments Limited's holdings of Trega Biosciences, Inc.

Yours very truly
per pro NM Rothschild & Sons (C.I.) Limited

/s/ J.J. Nicolle                         /s/ A.J. Gallienne
____________________                    ____________________
J.J. Nicolle                            A.J. Gallienne
Authorised Signatory                    Authorised Signatory

We confirm that we have authorised NM Rothschild & Sons (C.I.) Limited to grant the above Power of Attorney.

Yours very truly
per pro Biotechnology Investments Limited

 /s/ P.A.S. Firth
__________________________________
P.A.S. Firth, Authorised Signatory